EXHIBIT 99.1

Centerra Gold Announces Chief Financial Officer Transition

TORONTO, Jan. 22, 2024 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) announces that Ryan Snyder will be promoted to Executive Vice President and Chief Financial Officer (“CFO”), effective April 8, 2024. Mr. Snyder will succeed Darren Millman, who is leaving to pursue another opportunity in the mining industry in Australia.

Mr. Snyder is currently Centerra’s Vice President, Finance. He joined Centerra in May 2022 and brings over 15 years of experience in financial management in the mining industry. Prior to Centerra, Ryan was CFO of Electra Battery Materials Corporation from 2018 to 2022 and CFO of Primero Mining Corporation from 2017 to 2018. He previously held key financial roles at numerous resource companies, including 5 years in operations finance with Inmet Mining Corporation. Ryan started his career with KPMG in Toronto in 2005. He holds a Bachelor of Commerce degree from Queen’s University and is a Chartered Professional Accountant.

President and CEO, Paul Tomory, commented, “Darren has made a significant contribution to Centerra over the past 11 years. He built a high performing team committed to financial discipline and maintaining a strong balance sheet. On behalf of Centerra’s Board and leadership team, I would like to thank Darren for his hard work and dedication, and wish him and his family well as they relocate back home to Australia.”

“Ryan has been with Centerra for almost two years as Vice President, Finance, working very closely with Darren as the identified successor to the CFO role. He is well positioned to maintain the robust balance sheet of Centerra and ensure the financial discipline that will help deliver long-term value to all our stakeholders.”

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Goldfield District Project in Nevada, United States, the Kemess Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
lisa.wilkinson@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com and at SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.